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                                                                   EXHIBIT 10.11

April 21, 2003

Mr. Jeffrey B. Park
4036 Lilac Ridge Road
San Ramos, CA 94583

Dear Jeff:

I am very pleased to offer and that you have accepted the position of Senior Vice President & Chief Financial Officer of U. S. Industries, Inc. ("USI"). This appointment will be effective April 21, 2003 (your "Starting Date").

I have outlined below your authority, compensation, perquisites and other matters, including how your employment at Jacuzzi will be treated following your transfer to employment with USI.

It is anticipated that, within ninety days of your appointment, you will execute an employment agreement between you and USI substantially in the form of agreement as for other senior executives now reporting to me, and subject to the terms of this letter.

Authority

On the Starting Date, you will have the responsibilities commensurate with the position of a chief financial officer of a public company, including but not limited to the management and oversight of the Treasury, Tax and Controller's Departments, the relationship with USI's auditors, Ernst & Young, the Internal Audit function and matters relating to the Board's Audit Committee.

In your capacity as Senior Vice President & Chief Financial Officer, you will devote your full time, efforts and skill to the diligent performance of your duties and will at all times use your best efforts to serve and advance the business of USI and not engage in any activities which would conflict with your duties.

You will report directly to me in my capacity as Chief Executive Officer. As we discussed, we anticipate that Don Devine will be appointed President and Chief Operating Officer of USI simultaneously to your appointment. You will also have day-to-day financial support responsibilities and obligations to Don, as well as certain direct obligations to the Audit Committee.

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Base Salary

Your annualized base salary rate will increase to $310,000 effective on the Starting Date, to be paid in accordance with our normal payroll practices. Your base salary will be reviewed annually in December with any change implemented the following January 1.

Annual Performance Incentive Plan

The annual incentive for which you are eligible will be targeted at 70% percent of Base Salary (your "Target Bonus") and will be based on achievement of certain goals and financial targets established for the senior executives of USI, pursuant to its Annual Performance Incentive Program (the "PIP"). The PIP provides for a range from zero to 150% of your Target Bonus (in your case, your potential annualized bonus will range from zero to 105% of Base Salary). PIP bonus payments are paid following USI's year-end, subject to completion of audited financials for the year; typically, any bonuses are paid on the December 15th following the close of the fiscal year.

For USI's Fiscal Year 2003 (ending September 27, 2003) you will be paid a bonus based 50% on the your target bonus and base salary at Jacuzzi, in accordance with the Jacuzzi Performance Incentive Plan, and 50% based on your new target bonus and base salary with USI in accordance with the USI Annual Performance Incentive Plan.

Long Term Incentive Plan

The Long Term Incentive Plan (the "LTIP") is linked to the PIP. The LTIP provides that an additional 30% of any bonus earned under USI's PIP is credited into a deferred account which is credited annually with interest at the 30-year Treasury bond rate (or facsimile bond). After three years of participation in the LTIP, the cumulative balance is paid out at the rate of 15% per year annually thereafter. You will be eligible for an LTIP award based on your participation in USI's PIP following the Starting Date.

Stock Options

A grant of 65,000 stock options has been approved by USI's Compensation Committee to be awarded to you upon your appointment as Chief Financial Officer.

Other Perquisites

You will continue to be provided with the use of a Company-leased car (for business and personal use, subject to IRS rules), or a car allowance, in accordance with USI's car policy (you will be eligible for Category I).

USI also provides reimbursement for one annual airline club membership for your use.

You will be provided with the use of a Company-paid cell phone for business use. Reasonable personal use is also permitted.

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Vacation and Holidays

You will be entitled to four weeks' vacation per calendar year, including your Jacuzzi employment and vacation use. This is in addition to paid holidays, in accordance with USI's holiday policy.

Business Expenses

All business expenses will be reimbursed by USI in accordance with its policy.

Relocation of Your Principal Residence

As we discussed, you will now relocate to USI's corporate headquarters. USI will reimburse you for the cost of relocating your family and principal residence in accordance with the attached relocation program. The relocation must be completed prior to the first anniversary of your Starting Date. Upon the closing of the purchase of your new residence, USI will pay you a relocation bonus of $50,000. This bonus will not be subject to the Tax Issues section (i.e., gross-up provision) of the program.

For the period beginning on the Starting Date and ending on the earlier of the four-month anniversary of the Starting Date or the actual date on which you close on your new principal residence in South Florida, USI will reimburse you for temporary living expenses in an amount to be mutually agreed.

In the event you voluntarily terminate your employment with USI prior to the third anniversary of your Starting Date, you will be required to repay all expenses incurred by USI relating to your relocation immediately upon termination, other than the temporary living expenses.

Welfare Programs (life/medical/disability/etc.)

You will be provided with all welfare benefits USI currently provides to its employees and executives, including life, health, medical, vision and disability coverages for yourself, and, with respect to medical coverage, for your eligible dependents. Included in our medical program is a flexible spending account as well as a dependent care account.

You will also be provided with life insurance equal to three times your Base Salary, with an equal amount for accidental death and dismemberment coverage. Long Term disability coverage is equal to $120,000 annually. USI's medical, dental and vision programs provide for in-and-out of network coverages, with low deductibles, or no deductibles, depending on your choice of program (this is the same program offered at Jacuzzi).

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Pension Program

You will be covered by USI's defined benefit pension program, comprised of the qualified pension plan and a supplemental plan for USI's executive officers. The supplemental plan (the "SRP") provides for approximately 65% of your highest five years of Base Salary, after 25 years of employment with USI, offset by the benefits accrued under any qualified plan, including Jacuzzi's. Your employment at Jacuzzi will count towards your SRP benefits.

Retirement Savings & Investment Plan

USI sponsors the USI Retirement Savings & Investment Plan (the 401(k) plan), which covers eligible employees of USI and its domestic subsidiaries. This is the same plan as at Jacuzzi; you will still become eligible effective on the first of the month following the first anniversary of your employment with Jacuzzi.

Severance and Termination

In the event you are involuntarily terminated by USI, for other than Cause, you will be paid a minimum severance benefit equal to twelve months of base pay (as in effect on your termination), subject to the provisions of an employment agreement to be entered into by you and USI.

I am looking forward to your joining our team.

Regards,

David H. Clarke
Chairman & Chief Executive Officer

/s/ Jeffrey B. Park
------------------------------------                      Date: 4/25/03
Agreed and accepted:
Jeffrey B. Park